EXHIBIT 99.1

SECURITIES ACQUISITION REPORT

Under

Section 111(1)(b) of the Securities Act (British Columbia)

Section 176(1)(d) of the Securities Act (Alberta)

Section 110(1)(d) of the Securities Act (Saskatchewan)

Section 92(1)(b) of the Securities Act (Manitoba)

Section 101 of the Securities Act (Ontario)

Sections 147.10 and 147.11 of the Securities Act (Québec)

Section 107(1)(b) of the Securities Act (Nova Scotia)

Section 102(1)(b) of the Securities Act (Newfoundland)

National Instrument 62-103

1.	Name and address of the offeror:

Noranda Inc. (“Noranda”)

BCE Place, 181 Bay Street, Suite 200

Toronto, Ontario M5J 2T3

2.

Designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances:

On March 24, 2005, Noranda made an offer (the “Offer”) to purchase all of the issued and outstanding common shares (“Falconbridge Common Shares”) of Falconbridge Limited (“Falconbridge”) not already owned by Noranda or its affiliates on the basis of 1.77 common shares of Noranda (“Noranda Common Shares”) for each Falconbridge Common Share.

The Offer expired at 8:00 p.m. (Toronto time) on May 5, 2005, at which time Noranda owned 105,759,100, or approximately 59%, of the Falconbridge Common Shares.

On May 6, 2005, Noranda took up the 58,476,589 Falconbridge Common Shares validly deposited under the Offer (the “Purchased Shares”).

3.

Designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to obligation to file the news release:

Immediately following the completion of the acquisition of the Purchased Shares, Noranda will own 164,235,689, or approximately 91%, of the Falconbridge Common Shares.

4.	Designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (c) over which

(a)	the offeror, either alone or together with any joint actors, has ownership and control:

See response to paragraph 3 above.

(b)	the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor:

Not applicable.

(c)	the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

Not applicable.

5.	Name of the market in which the transaction or occurrence that gave rise to the news release took place:

Not applicable. The acquisition of the Purchased Shares was made by Noranda under the terms and conditions of the Offer.

6.

Purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

The purpose of the Offer was to enable Noranda to acquire beneficial ownership of all of the Falconbridge Common Shares.

Noranda intends to cause a meeting of the holders of Falconbridge Common Shares to consider an amalgamation, statutory arrangement, capital reorganization or other transaction whereby Noranda will acquire any Falconbridge Common Shares not deposited under the Offer. It is Noranda’s current intention that the consideration to be offered for Falconbridge Common Shares under such subsequent transaction will be the same consideration offered under the Offer.

7.

General nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

Noranda and Falconbridge entered into a support agreement (the “Support Agreement”), dated March 8, 2005, pursuant to which Noranda agreed to make the Offer and, subject to the satisfaction of certain conditions, pursuant to which Noranda agreed to take up Falconbridge Common Shares in accordance with the terms set forth in the Offer circular.

Pursuant to the terms of the Support Agreement, Noranda agreed to coordinate the Offer and Noranda’s offer (the “Issuer Bid”), dated March 24, 2005, to exchange up to 63,377,140 Noranda Common Shares for up to 50,000,000 of its junior preference shares such that the Offer would expire at least five days after Noranda took up Noranda Common Shares under the Issuer Bid. Noranda also committed to extend the expiry time of the Offer (the “Expiry Time”) for a minimum of 30 days in the event that Noranda waived: (i) the condition in the Issuer Bid that Brascan Corporation have deposited and not withdrawn 63,377,140 Noranda Common Shares to the Issuer Bid or (ii) the condition that Noranda Common Shares be taken up under the Issuer Bid. In addition, Noranda agreed under the Support Agreement that it would not, without the consent of Falconbridge, waive the condition that, at the Expiry Time, the number of Falconbridge Shares tendered (or deemed tendered) and not withdrawn under the Offer be sufficient to enable Noranda to complete a second stage business combination in accordance with applicable securities and corporate laws.

Under the Support Agreement, each of Falconbridge and Noranda made certain representations and warranties to the other. Falconbridge agreed that until the Falconbridge Common Shares were taken up by Noranda, Falconbridge would conduct its business in the ordinary and regular course. Each of Noranda and Falconbridge agreed to use its reasonable best efforts to take or cause to be taken all appropriate action or to do or cause to be done all things necessary to consummate and make effective the transactions contemplated in the Support Agreement.

Noranda covenanted in the Support Agreement that, assuming completion of the Offer, it would take such action to ensure that the Noranda Board of Directors be comprised of Alex Balogh, André Bérard, Jack L. Cockwell, Maureen Kempston Darkes, J. Bruce Flatt, A.L. (Al) Flood, Norman Gish, Robert J. Harding, David W. Kerr, Edmund King, Neville Kirchmann, James McCutcheon, Mary Mogford, George Myhal, Derek G. Pannell, David Race and James Wallace.

The Support Agreement was terminable by either Noranda or Falconbridge if a court of competent jurisdiction or other governmental body issued an order or took similar action restraining the Offer in certain circumstances.

Falconbridge was also entitled to terminate the Support Agreement if, among other things: (i) the Offer was not made within the time period provided in the Support Agreement; (ii) the Offer did not conform in all material respects with the description of the offer in the Support Agreement; (iii) Noranda did not become legally obligated to accept and take up the Falconbridge Common Shares on or prior to May 31, 2005 subject to any extension contemplated in the Support Agreement; (iv) the Offer was terminated, withdrawn or expired; (v) there was a material breach of the representations and warranties on the part of Noranda in the Support Agreement; or (vi) there was a material breach by Noranda of its covenants contained in the Support Agreement and Noranda failed to remedy the breach within five business days of notice of the breach.

Noranda was also entitled terminate the Support Agreement if, among other things: (i) Noranda determined, acting reasonably, prior to May 31, 2005 that any condition to the Offer would not be satisfied or waived prior to such date; (ii) any condition to the Offer was not satisfied or waived on expiry of the Offer; (iii) there was a material breach of the representations and warranties on the part of Falconbridge in the Support Agreement; (iv) there was a material breach by Falconbridge of its covenants contained in the Support Agreement and Falconbridge failed to remedy the breach within five business days of notice of the breach; or (v) the board of directors of Falconbridge withdrew or modified (in a manner determined by Noranda to be adverse to Noranda) its approval or recommendation of the Offer, the Support Agreement or the contemplated transactions.

8.	Names of any joint actors in connection with the disclosure required by this Appendix:

Not applicable.

9.

In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror:

Each Purchased Share was acquired on the basis of 1.77 Noranda Common Shares for each Purchased Share. Fractional Noranda Common Shares were not issuable under the Offer. Instead of receiving a fractional Noranda Common Share, holders of Purchased Shares received a cash payment equal to such fraction multiplied by the closing price of Noranda Common Shares on the Toronto Stock Exchange on May 6, 2005, or $22.79.

10.

If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 in respect of the reporting issuer's securities:

Not applicable.

DATED the 10th day of May, 2005.

NORANDA INC.

Per: ___”Stephen K. Young”________
Stephen K. Young
Corporate Secretary